

April 30, 2012

Stanley M. Kuriyama
Chairman of the Board and Chief Executive Officer
A & B II, Inc.
822 Bishop Street
Honolulu, HI 96813

      Re: **A & B II, Inc.**
                 Registration Statement on Form 10-12B
                 Filed April 2, 2012
                 File No. 001-35492

Dear Mr. Kuriyama:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Summary, page 7

1.   We note your disclosure on page 17 where you state that New A&B's business is subject to both general and specific business risk relating to its operations and to being an independent, publicly traded company. After the "Our Competitive Strengths" subsection, please include a summary of the most significant risks of investing in your shares.

2.   Please revise to provide data regarding the geographic diversification and property type diversification of your real estate leasing portfolio.

3.   Please revise to provide a tabular summary of your active and inactive development portfolio. With respect to active developments, please identify the location, property type, acreage, estimated number of units/sf of current development, costs incurred to date, budgeted costs and estimated completion date. With respect to inactive developments, please identify the location, anticipated property type, estimated units/sf of possible development and estimated commencement date, if known. To the extent this information is not already disclosed in the "Development Projects" section on page 79, please revise.

Risk Factors, page 19

"Changes in economic conditions that result in a further decrease in consumer confidence…"

4.   Please revise this risk factor to quantify your Hawaii exposure before discussing the risks that may result from such geographic concentration.

Unaudited Pro Forma Combined Financial Statements, page 52

5.   Please explain to us how you determined that the refinancing of existing debt agreements, the pay down of your revolving credit facility or the contribution of capital by Holdings was directly related to the separation transaction. Reference is made to Article 11 of Regulation S-X.

6.   Tell us whether all of the stock compensation awards that will be modified as a result of the separation will be fully vested. To the extent the awards won't be fully vested, explain to us why the modification is not expected to have a continuing impact on the operations of the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

7.   In your analysis of operating revenue and profit for real estate leasing, please present average effective rents data along with the occupancy data and, in analyzing period to period changes, address the impact on revenues from changes in same store occupancy and same store average effective rent.

Combined Results of Operations

2011 vs. 2010, page 62

8.   We note your disclosure that you disposed of the assets related to your coffee operations during the first quarter 2011. Please tell us whether the coffee operations have been classified as discontinued operations for all periods presented. In your

response tell us how you arrived at the conclusion that your presentation was appropriate. Cite any relevant accounting literature in your response.

Agribusiness; 2011 compared with 2010, page 67

9.   Please provide us with more detail regarding the disaster relief payment received in 2010. It appears that the relief payment has been classified as an item of other income and expense in your combined statements of income. As such, explain to us why the absence of this payment in 2011 would cause a decrease in agriculture revenue in 2011 compared to 2010.

Cash Flows, page 69

10.   Please break out the amount of cash used in investing activities related to developments from amounts related to acquisitions.

Real Estate Leasing, page 82

11.   Please revise your disclosure in this section or elsewhere, as appropriate, to provide a schedule of lease expirations for each of the ten years starting with the year in which the registration statement is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Board of Directors Following Separation, page 97

12.   Please revise this section to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Financial Statements

General

13.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

A&B Financial Statements

Combined Statements of Cash Flows, page F-5

14.   Explain to us how the total capital expenditures for properties and developments
        disclosed in the investing activities section of your statements of cash flows
        reconciles to the capital expenditures per your segment disclosures in footnote 14 on
        page F-41. Please revise your disclosures to include a reconciliation between these
        two amounts as necessary.

Significant Accounting Policies

Revenue Recognition, page F-11

15.   Please clarify for us when you classify sales of real estate assets as revenue versus
        gain on sale. In your response, tell us whether sales of real estate assets include
        proceeds from the sales of properties that were previously leased by the company.

Self-Insured Liabilities, page F-14

16.   Please disclose a roll forward of your insurance claims for each year presented. The
        roll forward should include the amount of incurred claims, any changes in the
        provision for prior year events, and the amount of payments made.

Discontinued Operations, page F-15

17.   Please clarify for us what the real estate sales revenue line item within discontinued
        operations represents. To the extent this amount represents proceeds from sales of
        properties previously leased by the company, explain to us why this amount isn't
        reflected as a component of the net gain on the sale of the property.

Investments in Affiliates, page F-16

18.   Tell us whether any of your investments in affiliates meet the definition of significant
        investments in accordance with Rule 3-09 of Regulation S-X.

Form 10

Item 15. Financial Statement and Exhibits, page II-3

19.   We note the exhibit list includes "form of" agreements. Please advise us if you do not
        intend on filing final, executed agreements prior to effectiveness of the registration
        statement.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and

its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Alyson Nakamura, Corporate Secretary
Marc S. Gerber, Skadden, Arps, Slate, Meagher & Flom LLP